Filed by Kemper Corporation

(SEC File No. 001-18298) pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Infinity Property and Casualty Corporation

(SEC File No. 000-50167)

SEC File No. for Registration Statement on Form S-4

filed by Kemper Corporation: 333-224144

On April 13, 2018, Kemper Corporation (the “Company”) issued the following communication to its employees and the employees of Infinity Property and Casualty Corporation (“Infinity”) in connection with the proposed business combination of the Company and Infinity, first announced on February 13, 2018.

Infinity & Kemper Employees

Frequently Asked Questions

GENERAL

1.	Who is Kemper Corporation?

•	Key operating statistics:

•	Headquartered in Chicago, IL

•	National provider of auto, home, life and health insurance for individuals, families and businesses

•	$8 billion in assets

•	$2.7 billion in total revenue (2017)

•	Over 5,500 employees in 16 locations across the U.S.

•	Service six million policies

•	Represented by 20,000 agents and brokers

•	For a complete background of Kemper’s leadership team, visit their website.

2.	Who is Infinity Property and Casualty Corporation?

•	Key operating statistics:

•	Headquartered in Birmingham, AL

•	National provider of specialty-line auto insurance.

•	$2.5 billion in assets

•	$1.5 billion in total revenue (2017)

•	Approximately 2,300 employees in seven locations across the U.S.

•	Service over 780,000 policies

•	Represented by 10,600 independent agents

•	For a complete background of Infinity’s leadership team, visit their website.

3.	Why are we combining Kemper and Infinity?

•	This compelling transaction creates a stronger combined company in the auto insurance market.

•	Together, we will have a better ability to serve the needs of our customers, enhance our overall growth opportunities and financial strength, become more diversified, and create significant value for our shareholders.

•	Each company brings great nonstandard auto expertise to the transaction.

•	We’ll have the ability to leverage operational strengths, platforms and demographic insights to drive growth.

•	Together, we will be a great franchise and an important player in the NSA space.

4.	What happens between now and closing?

•	Until the transaction closes, it is business as usual and Kemper and Infinity will continue to operate as independent companies and continue to compete in the marketplace. During this period, we are working to satisfy customary closing conditions, including obtaining regulatory and shareholder approvals.

•	It’s important to remember that, until the transaction is closed, Kemper and Infinity must continue to operate as separate companies and compete in the marketplace. That being said, we have teams that are committed to working on our combined organization so we can begin operations. Keeping these two activities separate is important, and until close, communication between our two companies is being managed by the integration team.

•	You can view a Timeline of Major Milestones between our announcement and closing on MyKemper for Kemper employees and Workday for Infinity employees.

•	During this process, it is important that all employees stay focused on executing day-to-day responsibilities and serving their respective policyholders.

5.	When will the transaction close?

•	As we’ve indicated previously, the transaction is expected to close in the third quarter of 2018. Based on the amount of time to reach each of the key milestones in the integration process, the closing date may change.

6.	What impact will this transaction have on employees?

•	The transaction is about two strong companies coming together to be an even stronger company.

•	Each company brings great expertise to the transaction. We will be bigger and better positioned to serve our customers.

•	As we merge, we will bring the best of both companies together. This will create a larger, stronger and more dynamic P&C organization that will provide more growth and development opportunities for our employees.

•	We have no intention to change major operating locations in the foreseeable future.

7.	How does this transaction fit in with Kemper’s strategic plan?

•	Nonstandard auto is a key focus for Kemper. The acquisition of Infinity enables the combined company to expand its product and customer base, which will enable the combined operation to grow and become a premier NSA franchise.

•	It will allow increased investment and focus to better serve customers and enhance profitable growth opportunities.

8.	What are the attractive dynamics of nonstandard auto insurance?

•	This transaction creates a leader in nonstandard auto insurance with capabilities to support the needs of policyholders with a broad array of differentiated offerings.

•	With increased scale, prominent brand positions, exceptional talent, technology and infrastructure and the financial stability to accelerate growth, our combined and enhanced auto insurance platform will be well-positioned to serve all our customers.

9.	How do you expect rating agencies and regulators to react to this transaction?

•	Given the financial strength and complementary nature of the combined organization, the transaction has been viewed to-date in a positive manner, and we are committed to working closely with all relevant regulatory bodies and rating agencies.

10.	What will happen to the Infinity leadership team?

•	We’re excited to have members of the Infinity leadership team as well as every level of management playing significant roles in our combined P&C operations.

11.	How will this affect Kemper’s existing NSA businesses?

•	Until the transaction closes, it is business as usual and Kemper and Infinity will remain separate companies and continue to compete in the marketplace.

•	After closing, we intend to combine many aspects of the combined companies’ P&C businesses—the integration planning teams are working together to determine how best to make that happen.

12.	How do we plan to manage all our NSA brands?

•	The Infinity brand is a well-known and respected player in nonstandard auto insurance, and Kemper places great value in that.

•	Infinity and Kemper have both done excellent jobs in driving our brands forward, and we’re excited to leverage all our brands’ strengths as we combine to be a presence in NSA.

•	More broadly, we have engaged a leading brand consulting firm to help us develop an overall brand strategy.

13.	What should I do if I am contacted by the media or another third party about the transaction?

•	Until the transaction closes, it is business as usual with Kemper and Infinity as separate companies competing in the marketplace, so neither company should speak for the other.

•	For Kemper, the only people authorized to talk with the media are Kemper’s Media Relations staff. Do not make any comments to the media or any other third party. Please forward any inquiries you receive to Barbara Ciesemier at 312-661-4521 or bciesemier@kemper.com.

•	For Infinity, please direct any media inquiries to Amy Jordan at 205-803-8186 or amy.jordan@ipacc.com.

WORK EXPERIENCE and BENEFITS

14.	Do we expect any Kemper or Infinity resources to relocate as a result of the integration?

•	As part of the integration planning process, teams are reviewing operational and organizational related items. For the foreseeable future, there is no plan to move employees.

15.	Will there be staff changes?

•	We are committed to bringing the best of both companies together as we merge our P&C operations.

•	There will be some changes over time. What won’t change is our commitment to focus on meeting our customers’ needs, growing our business over the short and long-term, and providing exciting growth and development opportunities to our employees.

•	We are committed to communicating with you in an open and timely manner and will provide further updates as appropriate.

16.	Will my manager change as a result of the integration?

•	It’s too early to comment on specifics. More information will be available as the integration teams work through the details and after the transaction closes. Any changes will be communicated directly to any impacted employees.

17.	Will there be changes to my benefits and compensation as a result of the integration?

•	Benefit plans will eventually be combined. An initial review of each company’s plans suggests they are very similar. Employees will be notified as decisions are made and changes are implemented.

18.	Will my position or title change as a result of the integration? If it changes to something I don’t want to do, what are my options?

•	It’s too early to comment on specifics. As part of the integration planning process, organizational and operational items are key areas being considered. More information will be available as the teams work through the details and after the transaction closes. Employees that are impacted will be notified as decisions are made.

19.	Will my paid time off (PTO) accrual be affected as a result of the integration?

•	It’s too early to comment on specifics. Employee benefit programs for each company are being reviewed and considered. We’ll be communicating decisions as appropriate to our employees.

20.	Will there be any changes to the 401(k) programs?

•	Both Kemper and Infinity care about our employees and offer very competitive benefits. It’s too early to comment on specifics. As part of the integration planning process, employee benefit programs for each company are being reviewed and considered. We’ll be communicating decisions as appropriate to our employees.

21.	Will there be more opportunities to work from home?

•	It’s too early to comment on specifics. Company policies are being reviewed and considered. We’ll be communicating decisions as appropriate to our employees.

22.	Will there be any changes to office locations?

•	We believe each company’s business is highly complementary to the other company’s NSA business and our plan is to maintain the current footprints of both brands. We have no intention to change major operating locations in the foreseeable future.

23.	Where should I go for additional information about this transaction and how it may affect me?

•	We are committed to communicating with you in an open and timely manner. When information is finalized we will provide you with further updates as we work our way towards closing.

•	You can find the information we’ve already made available to our employees on our respective communication portals – MyKemper for Kemper and Workday for Infinity. The FAQ document will continue to be updated as additional information becomes available.

OUR AGENTS

24.	How will this acquisition impact our agents?

•	We do not expect the transaction to change our relationship with our agents.

•	We are confident that Kemper and Infinity will be strong partners, and this transaction will enhance the combined organization’s ability to serve agent needs with a more diverse product offering and an improved NSA platform.

•	We believe this is a positive event for both Kemper and Infinity agents. Together, we’ll be investing in our business to provide significantly more resources to support the unique needs of our agents and policyholders.

26.	How should we respond to questions from independent agents and brokers?

•	We’ve already provided initial communication to agents, and they can expect that it is business as usual for now. The agents will experience no changes in phone numbers, websites, etc., with all remaining the same as they are today. If there are any changes in the future, we will communicate them.

INTEGRATION

27.	What is involved in the integration planning process?

•	The merger journey requires a coordinated integration planning effort that involves key integration workstreams across the business, functional areas, and product and service lines spanning both Kemper and Infinity.

•	Virtually every function and process at both companies is being reviewed with a comprehensive, thoughtful approach—from product development to agent support to customer experience—to ensure we account for everything and build the best possible combined organization positioned for long-term success.

28.	Who is leading the integration process?

•	The integration planning process is being led by Charles Brooks, SVP Operations and Systems for Kemper, and Sam Simon, President and General Counsel of Infinity, along with our consulting partner KPMG. The integration process is governed by a Steering Committee composed of Kemper CEO Joe Lacher, Duane Sanders, President of the Kemper P&C Division, Infinity CEO Glen Godwin, Tim Bruns, Kemper EVP of NSA, Jim McKinney, Kemper CFO, and Infinity EVP and CFO Rob Bateman.

29.	What are the key milestones in the integration process?

•	The key milestones of the integration process include: forming the integration planning workstreams, establishing strategic focus areas, determining key organizational and leadership positions, defining the new operating model and Day 1 requirements, and obtaining regulatory and shareholder approvals. You can view a Timeline of Major Milestones between our announcement and closing on MyKemper for Kemper employees and Workday for Infinity employees.

30.	When will integration be complete?

•	As we’ve indicated previously, we expect the transaction to close in the third quarter of 2018. The integration execution will accelerate upon closing, and will move as briskly as possible. Certain elements, like system integration, will occur over a longer timeframe.

31.	How do we plan to integrate the Kemper and Infinity cultures?

•	While both Kemper and Infinity cultures have some unique qualities, they’re both built around a common focus on striving for excellence to meet our stakeholder needs and providing a challenging, rewards-driven environment for our employees.

•	Over time, we are committed to aligning our cultures to achieve a more impactful, unified organization with an improved ability to deliver value and create an enhanced work experience.

32.	What will the new organizational structure look like?

•	It’s too early to comment on specifics. We anticipate some initial organizational structure communication will occur by 4/23/18.

33.	How soon can employees interact with their new colleagues?

•	Until the transaction closes, we need to continue to operate as competitors. As such, casual interaction is encouraged, but substantive discussion should be limited to the Integration Team.

Cautionary Statements Regarding Forward-Looking Information

This communication may contain or incorporate by reference statements or information that are, include or are based on forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give expectations, intentions, beliefs or forecasts of future events or otherwise for the future, and can be identified by the fact that they relate to future actions, performance or results rather than relating strictly to historical or current facts. Words such as “believe(s),” “goal(s),” “target(s),” “estimate(s),” “anticipate(s),” “forecast(s),” “project(s),” “plan(s),” “intend(s),” “expect(s),” “might,” “may,” “could” and variations of such words and other words and expressions of similar meaning are intended to identify such forward-looking statements. However, the absence of such words or other words and expressions of similar meaning does not mean that a statement is not forward-looking.

Any or all forward-looking statements may turn out to be wrong, and, accordingly, readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of risks and uncertainties that are difficult to predict, and are not guarantees or assurances of future performance. No assurances can be given that the results and financial condition contemplated in any forward-looking statements will be achieved or will be achieved in any particular timetable. Forward-looking statements involve a number of risks and uncertainties that are difficult to predict, and can be affected by inaccurate assumptions or by known or unknown risks and uncertainties that may be important in determining actual future results and financial condition. The general factors that could cause actual results and financial condition to differ materially from those expressed or implied include, without limitation, the following: (a) the satisfaction or waiver of the conditions precedent to the consummation of the proposed merger transaction involving Kemper Corporation (the “Company”), a wholly-owned subsidiary of the Company and Infinity Property and Casualty Corporation (“Infinity”), including, without limitation, the receipt of stockholder and regulatory approvals (including approvals, authorizations and clearance by insurance regulators necessary to complete such proposed merger transaction) on the terms desired or anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of such proposed merger transaction); (b) unanticipated difficulties or expenditures relating to such proposed merger transaction; (c) risks relating to the value of the shares of the Company’s common stock to be issued in such proposed merger transaction; (d) disruptions of the Company’s and Infinity’s current plans, operations and relationships with third persons caused by the announcement and pendency of such proposed merger transaction, including, without limitation, the ability of the combined company to hire and retain any personnel; (e) legal proceedings that may be instituted against the Company and Infinity in connection with such proposed merger transaction; and (f) those factors listed in annual, quarterly and periodic reports filed by the Company and Infinity with the Securities and Exchange Commission (the “SEC”), whether or not related to such proposed merger transaction.

The Company assumes no, and expressly disclaims any, duty or obligation to update or correct any forward-looking statement as a result of events, changes, effects, states of facts, conditions, circumstances, occurrences or developments subsequent to the date of this communication or otherwise, except as required by law. Readers are advised, however, to consult any further disclosures the Company makes on related subjects in its filings with the SEC.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving the Company, a wholly-owned subsidiary of the Company and Infinity, among other things. The proposed issuance of shares of Company common stock in connection with the proposed merger transaction will be submitted to the stockholders of the Company for their consideration, and the proposed merger transaction will be submitted to the shareholders of Infinity for their consideration. In connection therewith, the Company filed with the SEC on April 4, 2018 a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus, and each of the Company and Infinity may be filing with the SEC other documents regarding the proposed merger transaction. The Company and Infinity will mail the definitive joint proxy statement/prospectus to the stockholders of the Company and the shareholders of Infinity when it is available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND/OR INFINITY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of the Company and Infinity, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the “Investors” section of the Company’s website located at

http://www.kemper.com or by contacting the Company’s Investor Relations Department at 312.661.4930 or investors@kemper.com. Copies of the documents filed with the SEC by Infinity will be available free of charge under the “Investor Relations” section of Infinity’s website located at http://www.infinityauto.com or by contacting Infinity’s Investor Relations Department at 205.803.8186 or investor.relations@infinityauto.com

Participants in the Solicitation

The Company and Infinity, and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 24, 2017, and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 13, 2018, and information about the directors and executive officers of Infinity is set forth in its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 11, 2017, and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 15, 2018, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.